**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**May 14, 2014**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**FedEx Corporation**

**File No. 001-15829 - CF#30884**

_____

FedEx Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on March 20, 2014.

Based on representations by FedEx Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| | |
|---|---|
| Exhibit 10.1 | through September 30, 2020 |
| Exhibit 10.2 | through September 30, 2020 |
| Exhibit 10.3 | through May 30, 2023 |
| Exhibit 10.4 | through July 31, 2022 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary